Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

July 28, 2015

among

CYTEC INDUSTRIES INC.,

SOLVAY SA

and

TULIP ACQUISITION INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 28, 2015 among Cytec Industries Inc., a Delaware corporation (the “Company”), Solvay SA, a public limited company organized under the laws of Belgium (“Parent”), and Tulip Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of Parent, the Company and Merger Subsidiary have approved the execution of this Agreement and the transactions contemplated hereby and deemed it advisable that the respective stockholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any Third Party relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or of any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Law” means, with respect to any Person, any transnational, foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day ending at 11:59 p.m. (Eastern Time), other than Saturday, Sunday or other day on which commercial banks in New York, New York or Belgium or the Department of State of the State of Delaware are authorized or required by Applicable Law to close.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Closing Company Material Adverse Effect” means a Company Material Adverse Effect, but not taking into account in such determination any adverse effect from any event, occurrence, revelation or development of a state of circumstances or facts that is reasonably apparent from the Company Disclosure Schedule or from the description of the factual matters set forth in any Company SEC Document filed or furnished with the SEC before the date of this Agreement (excluding any information contained in any part of any Company SEC Document entitled “Risk Factors” or containing a description or explanation of “Forward-Looking Statements”).

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2014 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2014.

“Company Deferred Stock Right” means a right to receive shares of Company Stock on a deferred basis under the Company Stock Plan.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Material Adverse Effect” means any change, event, occurrence or effect that (i) is a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, excluding, in the case of each of clause (i) and clause (ii) of this definition, any effect to the extent resulting from (A) changes in any regulatory or legislative conditions, financial, credit, securities or other capital markets conditions or general economic or political conditions, in each case in the United States or any foreign jurisdiction, except in the event that such changes or conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes or conditions have on other companies in the advanced composite or mining chemicals business (in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (B) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Company and its Subsidiaries operate, except in the event that such changes or conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes or conditions have on other companies in the advanced composite or mining chemicals business (in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (C) changes in GAAP or the interpretation, application or enforcement thereof, (D) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions or any escalation of such acts of war, sabotage, terrorism or military actions threatened or underway, or epidemics, pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or calamities, except in the event that such conditions, disasters or other events have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such conditions, disasters or other events have on other companies in the advanced composite or mining chemicals business (in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (E) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (F) the execution, delivery and performance of this Agreement (but not the consummation, except to the extent related to the exercise by any third party of any of its rights pursuant to any change in control, anti-assignment or similar provision in any Contract set forth on Section 4.04 of the Company Disclosure Schedule) or the public announcement of this Agreement, the Merger and the other transactions contemplated hereby or the identity of Parent or any of its Affiliates, including, in each case, the effect thereof on the relationships, contractual or otherwise, of the Company or any of its Affiliates with employees, contractors, customers, suppliers, business partners and other third parties, (G) any change in the market price, trading volume or credit rating of any of the Company’s securities (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such change that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (H) any litigation arising from allegation of any breach of fiduciary duty or violation of law relating to this Agreement, the Merger or any of the other transactions contemplated hereby, (I) any liability to the extent accrued or reserved against in the consolidated financial statements included in the Company SEC Documents (or the notes thereto) filed or furnished prior to the date of this Agreement or (J) any action taken at the written request of Parent or Merger Subsidiary.

“Company Restricted Stock” means shares of Company Stock subject to forfeiture restrictions granted under the Company Stock Plan.

“Company RSU” means a restricted stock unit in respect of shares of Company Stock granted under the Company Stock Plan.

“Company SAR” means a stock appreciation right in respect of shares of Company Stock granted under the Company Stock Plan.

“Company Stock” means the common stock, $0.01 par value per share, of the Company.

“Company Stock Option” means an option to purchase shares of Company Stock granted under the Company Stock Plan.

“Company Stock Plan” means the Cytec Industries Inc. 1993 Stock Award and Incentive Plan, as amended.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Contract” means any oral or written contract, agreement, instrument, plan, Lease, license, understanding, undertaking, commitment, arrangement or obligation, other than an Employee Plan (except to the extent otherwise provided by Section 4.19(a)(iv) of this Agreement).

“CTA” means Sections 22a-134 through 22a-134e of the Connecticut General Statutes (CGS), as amended, or the law commonly known as the Connecticut property transfer law.

“DSS” means the Defense Security Service of the U.S. Department of Defense.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability, but, in each case, excluding any statutory plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Company or any of its Subsidiaries.

“Environmental Laws” means any Applicable Laws relating to the protection of the environment, or human health and safety as it relates to Hazardous Substance exposure, including Process Safety Requirements but excluding, for the avoidance of doubt, any Applicable Laws relating to products liability.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to Environmental Laws and relating to the business or operations of the Company or any of its Subsidiaries (including the Real Property).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” with respect to any entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Exon-Florio” means Section 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. App. 2170).

“GAAP” means generally accepted accounting principles in the United States in effect at any specified time.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated due to a potential for harm under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any and all intellectual property and industrial property rights throughout the world, including (a) trademarks and service marks whether registered or unregistered, brand names, certification marks, collective marks, Internet domain name registrations, logos, slogans, symbols, trade dress and design rights, all registrations, renewals and applications for registration of the foregoing, and all goodwill associated therewith; (b) patents, patent applications, invention disclosures, and all reissuances, continuations, continuations in part, divisionals, extensions, re-examinations, renewals, and related applications; (c) trade secrets, know-how and other confidential or proprietary information, including ideas, inventions, designs, drawings, specifications, product configurations, prototypes, models, improvements, technical data and other data, databases, formulae, laboratory notebooks, pricing and cost information, plans, proposals, processes, procedures, schematics, manufacturing techniques, business methods, customer lists and supplier lists, and all tangible embodiments thereof (in any form or medium); (d) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship, including all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) rights in all computer software programs (collectively, “Software”).

“International Plan” means any Employee Plan that is not a US Plan.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned or purported to be owned by, or licensed or leased to, the Company or its Subsidiaries.

“Key Employee” means an employee of the Company or any of its Subsidiaries whose annual base compensation is $200,000 or more.

“knowing and intentional” means, with respect to any breach of this Agreement, the taking of a deliberate act, or omission, which act or omission constitutes in and of itself a breach, even if breaching was not the conscious object of the act or omission.

“knowledge” means, with respect to the Company, the actual knowledge of the named executive officers listed in the Company’s Proxy Statement on Schedule 14A, dated March 6, 2015 (other than the retired Vice President and Chief Financial Officer listed therein) and, with respect to Parent, the actual knowledge of Jean-Pierre Clamadieu, Roger Kearns, Martin de Saignes and Jean-Pierre Labroue.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries has received a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“NIDs” means National Interest Determinations.

“NISPOM” means the National Industrial Security Program Operating Manual.

“NYSE” means the New York Stock Exchange, Inc.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any change, event, occurrence or effect that (i) has a material adverse effect on Parent’s or Merger Subsidiary’s ability to perform its obligations hereunder or consummate the Merger or the other transactions contemplated by this Agreement or (ii) prevents, materially impedes or materially delays the consummation by Parent or Merger Subsidiary of the Merger or the other transactions contemplated by this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Process Safety Requirements” means the Process Safety Management of Highly Hazardous Chemicals standard (“PSM”) enacted at 29 CFR 1910.119, et seq. and any Applicable Laws analogous to the foregoing.

“Proscribed Information” means Top Secret information, Communication Security information (except classified keys used to operate secure telephone units), Restricted Data (as defined in the U.S. Atomic Energy Act of 1954), Special Access Program information, and Sensitive Compartmented Information, as defined in the NISPOM, Appendix C, at C-4.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“SEC” means the Securities and Exchange Commission.

“Service Provider” means any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“SSA” means a Special Security Agreement, as defined in the NISPOM or related regulations or guidance issued by DSS.

“Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign).

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of, or indemnification with respect to, any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than any such agreement or arrangement entered into in the ordinary cause of business that does not have as a principal purpose addressing Tax matters).

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“US Plan” means any Employee Plan that covers Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
$500,000 Limit	6.01(j)
Adverse Recommendation Change	6.03(a)(iii)
Agreement	Preamble
Alternative Acquisition Agreement	6.03(a)(iv)
Applicable Date	4.07(a)
Certificates	2.03(a)(i)
Closing	2.01(b)
Closing Date	2.01(b)
Collective Bargaining Agreement	4.17(k)
Company	Preamble
Company 401(k) Plans	7.04(d)

Term	Section
Company Board Recommendation	4.02(b)
Company Deferred Stock Right Payment	2.05(e)
Company Proxy Statement	4.09
Company Registered IP	4.15(a)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06(b)(iii)
Confidentiality Agreement	6.03(b)(i)
Covered Employee	7.04(a)
D&O Insurance	7.03(c)
DDTC	8.01(b)
Debt Financing	5.06(a)
Debt Financing Agreements	5.06(a)
Deferred Restricted Stock Payment	2.05(g)
Deferred RSU Payment	2.05(d)
Dissenting Share	2.03(a)
DTC	2.03(e)
DTC Payment	2.03(e)
Effective Time	2.01(c)
e-mail	11.01
Encumbrance	4.14
End Date	10.01(b)(i)
Environmental Liabilities	4.18(v)
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)(ii)
Financing Sources	5.06(a)
FOCI	8.01(b)
Indemnified Person	7.03(a)
Insured Persons	7.03(c)
Intervening Event	6.03(b)(ii)
Lease	4.14(b)
Leased Real Property	4.14(b)
Marketing Period	6.05(b)
Material Contract	4.19(b)
Maximum Premium	7.03(c)
Merger	2.01
Merger Consideration	2.02(a)
Merger Subsidiary	Preamble
Owned Real Property	4.14(a)
Parent	Preamble
Parent 401(k) Plan	7.04(d)
Parent Plan	7.04(b)

Term	Section
Proscribed Information Contract	4.24
PSM	1.01(a)
Real Property	4.14(b)
Related Party	11.06(b)
Replacement Financing	6.05(a)
Replacement Financing Agreements	6.05(a)
Replacement Financing Sources	6.05(a)
Representatives	6.03(a)
Sanctions	4.12(c)
Software	1.01(a)
Superior Proposal	6.03(e)
Surviving Corporation	2.01(a)
Taxing Authority	1.01(a)
Termination Fee	11.04(b)(i)
Uncertificated Shares	2.03(a)(ii)
Unvested Restricted Stock	2.05(g)
Unvested RSU	2.05(d)
Vested Restricted Stock	2.05(f)
Vested RSU	2.05(c)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2

THE MERGER

Section 2.01 The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than at 9:00 a.m. (Eastern time) on the fourth Business Day after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02 Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c), Section 2.04, or Section 2.05, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent $75.25 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

(b) Each share of Company Stock held by the Company as treasury stock or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto (excluding, for the avoidance of doubt, the outstanding shares of Company Stock held in the rabbi trust pursuant to the Company’s Supplemental Savings Plan, which shall be converted into the Merger Consideration pursuant to Section 2.01(a)).

(c) Each share of Company Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of shares of common stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the Surviving Corporation common stock immediately following the Effective Time as such Subsidiary owned of Company Stock immediately prior to the Effective Time.

(d) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and, except as provided in Section 2.02(c), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03 Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint, with the Company’s prior approval (such approval not to be unreasonably withheld or delayed), an agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). At or prior to the Closing, Parent shall deposit or cause to be deposited with the Exchange Agent an amount in cash in immediately available funds (the “Exchange Fund”) equal to the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares, excluding (i) shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law (each such share, a “Dissenting Share”) and (ii) shares held by the Company and by Parent. If a holder of Dissenting Shares fails to perfect, withdraws or otherwise loses the right to appraisal pursuant to Section 262 of the Delaware Law with respect to any Dissenting Shares, (i) such shares of Company Stock shall cease to be Dissenting Shares and (ii) Parent shall make available or cause to be made available to the Exchange Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which the holder thereof has failed to perfect, withdrawn or otherwise lost the right to appraisal pursuant to Section 262 of the Delaware Law and (y) the Merger Consideration. The Exchange Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 2.02(a) shall be returned to the Surviving Corporation in accordance with Section 2.03(g). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Section 2.02(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Section 2.02(a).

(b) Promptly after the Effective Time (and in any event within five Business Days), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.08) or surrender of the Uncertificated Shares to the Exchange Agent, which letter of transmittal shall be in customary form and have such other provisions as Parent and the Company may reasonably agree) for use in such exchange. If any Dissenting Shares cease to be Dissenting Shares pursuant to Section 2.04, the Surviving Corporation shall cause the Exchange Agent promptly (and in any event within five Business Days) after the date on which such Dissenting Shares cease to be Dissenting Shares to mail to the record holder of such shares of Company Stock the letter of transmittal and instructions referred to in the immediately preceding sentence, with respect to such shares of Company Stock.

(c) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, in exchange therefor a cash amount by check or wire transfer of immediately available funds to an account designated by such holder (less any required Tax withholdings as provided in Section 2.07) equal to the product of (x) the number of shares of Company Stock represented by such

Certificate (or affidavit of loss in lieu thereof as provided in Section 2.08) or book-entry transfer of Uncertificated Shares and (y) the Merger Consideration. Upon such surrender or transfer, as the case may be, each such Certificate or Uncertificated Share shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon such surrender or transfer, as the case may be. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(d) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (Eastern time) on the Closing Date, the Exchange Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the Merger Consideration to be paid in respect of the Certificates and Uncertificated Shares held of record by DTC or such nominee immediately prior to the Effective Time (such amount, the “DTC Payment”) and (ii) if the Closing occurs after 11:30 a.m. (Eastern time) on the Closing Date, the Exchange Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(f) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(g) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock entitled thereto six months after the Effective Time shall be returned to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger

Consideration in respect of such shares without any interest thereon, upon (i) surrender to the Surviving Corporation of a Certificate, together, if requested by the Surviving Corporation, with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Surviving Corporation (or such other evidence, if any, of transfer as the Surviving Corporation may reasonably request) in the case of a book-entry transfer of Uncertificated Shares. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.04 Dissenting Shares. Notwithstanding Section 2.02, Dissenting Shares shall not be converted into the right to receive the Merger Consideration, and a holder thereof shall be entitled to receive only the payment provided by Section 262 of the Delaware Law with respect to such Dissenting Shares, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any written demands received by the Company for appraisal of shares. Except with the prior written consent of Parent or as otherwise required by Applicable Law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05 Employee Equity.

(a) At the Effective Time, each Company Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive, as soon as practicable after the Effective Time (but in no event later than five Business Days thereafter), an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Company Stock Option, by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of the Company Stock Option (with the aggregate payment rounded down to the nearest cent), less applicable Tax withholding. For the avoidance of doubt, each Company Stock Option with an exercise price that is equal to or greater than the Merger Consideration shall be canceled without any consideration to the holder thereof.

(b) At the Effective Time, each Company SAR, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive, as soon as practicable after the Effective Time (but in no event later than five Business Days thereafter), an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Company SAR, by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of the Company SAR (with the aggregate payment rounded down to the nearest cent), less applicable Tax withholding. For the avoidance of doubt, each Company SAR with an exercise price that is equal to or greater than the Merger Consideration shall be canceled without any consideration to the holder thereof.

(c) At the Effective Time, each vested Company RSU (including any Company RSUs that will vest as of the Effective Time) that is outstanding immediately prior to the Effective Time (each, a “Vested RSU”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive, as soon as practicable after the Effective Time (but in no event later than five Business Days thereafter), an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Vested RSU, by (y) the amount of the Merger Consideration, less applicable Tax withholding; provided, that, with respect to any Vested RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Company Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d) At the Effective Time, each unvested Company RSU (each, an “Unvested RSU”) that is outstanding immediately prior to the Effective Time and will not vest as of the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash (each, a “Deferred RSU Payment”), without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Unvested RSU, by (y) the amount of the Merger Consideration. Each Deferred RSU Payment (or applicable portion thereof) shall be paid (less applicable Tax withholding) on the applicable vesting dates specified under the Company Stock Plan and the agreements evidencing the related Unvested RSU, and shall be subject to the same forfeiture, termination of employment and acceleration of vesting provisions that would have applied had such Unvested RSUs remained outstanding in accordance with their terms.

(e) At the Effective Time, each Company Deferred Stock Right, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive, as soon as practicable after the Effective Time (but in no event later than five Business Days thereafter), an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Company Deferred Stock Right, by (y) the amount of the Merger Consideration, less applicable Tax withholding (such amount, the “Company Deferred Stock Right Payment”); provided, that, the Company Deferred Stock Right Payments made with respect to any Company Deferred Stock Rights that are set forth on Section 2.05(e) of the Company Disclosure Schedule (which, for the avoidance of doubt, constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code), shall be paid at the earliest time permitted under the Company Stock Plan and applicable deferral election form that will not trigger a Tax or penalty under Section 409A of the Code and; provided, further, that Company Deferred Stock Right Payments shall be deemed invested, at the holder’s direction, in one or more of the hypothetical investment options as specified on Appendix A of the Company’s Supplemental Savings Plan, it being understood that the Company Deferred Stock Right Payment shall be credited or debited, as applicable, to reflect amounts of hypothetical income and appreciation and depreciation pursuant to such hypothetical investment as of the hypothetical investment date and through the date such amount is paid in accordance with this Section 2.05(e).

(f) At the Effective Time, all restrictions imposed on each vested share of Company Restricted Stock (including any shares of Company Restricted Stock that will vest as of the Effective Time) that is outstanding immediately prior to the Effective Time (collectively, the “Vested Restricted Stock”) shall lapse. At the Effective Time, the Vested Restricted Stock shall be treated in the same manner as Company Stock (other than Company Restricted Stock) pursuant to Section 2.02(a) hereof.

(g) At the Effective Time, each unvested share of Company Restricted Stock (collectively, the “Unvested Restricted Stock”) that is outstanding immediately prior to the Effective Time and will not vest as of the Effective Time shall be cancelled and converted into, and shall become, a right to receive an amount in cash (each, a “Deferred Restricted Stock Payment”), without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Unvested Restricted Stock by (y) the amount of the Merger Consideration. Each Deferred Restricted Stock Payment (or applicable portion thereof) shall be paid (less applicable Tax withholdings) on the applicable vesting dates specified under the Company Stock Plan and the agreements evidencing the related Unvested Restricted Stock, and shall be subject to the same forfeiture, termination of employment and acceleration of vesting provisions that would have applied had such Unvested Restricted Stock remained outstanding in accordance with its terms.

(h) At or prior to the Effective Time, the Company, the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.05, including, without limitation, establishing procedures in consultation with Parent pursuant to which holders of Company Deferred Stock Rights may elect hypothetical investment options pursuant to Section 2.05(e).

(i) As soon as practicable after the Effective Time, Parent shall deliver to the holders of the former Unvested RSUs, Unvested Restricted Stock and Company Deferred Stock Rights appropriate notices setting forth such holders’ rights pursuant to the Company Stock Plan and agreements evidencing the grants thereunder, and stating that such Unvested RSUs, Company Deferred Stock Rights and Unvested Restricted Stock have been converted into the right to receive Deferred RSU Payments, Company Deferred Stock Right Payments and Deferred Restricted Stock Payments, as applicable, and that the right to such payments shall be subject to the same forfeiture, termination of employment and acceleration of vesting provisions that would have applied had the related award of Unvested RSUs, Company Deferred Stock Rights or Unvested Restricted Stock, as applicable, remained outstanding in accordance with its terms.

Section 2.06 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any issuance of shares of Company Stock permitted pursuant to Section 6.01 and any exercise of Company Stock Options or Company SARs or any settlement of Company RSUs or Company Deferred Stock Rights outstanding as of the date hereof, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement.

Section 2.07 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, and provided that such amounts withheld are remitted to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall, subject to Section 7.03, be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Cytec Industries Inc.” and, as so amended, such amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02 Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall, subject to Section 7.03, be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (x) as disclosed in any Company SEC Document (as defined in Section 4.07) filed or furnished with the SEC before the date of this Agreement (other than with respect to the representations and warranties in Sections 4.01, 4.02, 4.05, 4.06, 4.21, 4.22 and 4.23) or (y) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the concept of good standing is recognized and where such qualification is necessary, except for those jurisdictions where failure to be in good standing or to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

Section 4.02 Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming due execution and delivery of this Agreement by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) unanimously declared advisable this Agreement and the Merger and the other transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.03, to recommend approval and adoption of this Agreement by the holders of shares of Company Stock (such recommendation, the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other applicable Competition Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws, (iv) the filings, notices, petitions, statements, registrations or other applications set forth on Section 4.03(iv) of the Company Disclosure Schedule, (v) compliance with any applicable requirements of the NYSE and (vi) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation or acceleration by the other party or parties thereto under, any provision of any Material Contract binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (i) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Capitalization. (a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Stock and 20,000,000 shares of preferred stock of the Company. As of July 24, 2015, there were outstanding 71,463,330 shares of Company Stock (including 58,382 shares of Company Restricted Stock), zero shares of preferred stock of the Company and (i) Company Stock Options to purchase an aggregate of 2,814,527 shares of Company Stock (of which Company Stock Options to purchase an aggregate of 1,699,123 shares of Company Stock were exercisable), (ii) Company SARs relating to an aggregate of 358,838 shares of Company Stock (of which Company SARs relating to an aggregate of 358,838 shares of Company Stock were exercisable), (iii) Company RSUs relating to an aggregate of 209,015 shares of Company Stock (of which Company RSUs relating to an aggregate of zero shares of Company Stock were vested) and (iv) Company Deferred Stock Rights relating to an aggregate of 656,754.074 shares of Company Stock. As of July 24, 2015, there were 3,850,353 shares of Company Stock reserved for issuance under the Company Stock Plan. All outstanding shares of Company Stock have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05(a) of the Company Disclosure Schedule contains a true and complete list of all Company Stock Options, Company SARs, Company RSUs, Company Deferred Stock Rights and Company Restricted Stock, including with respect to each such award, as applicable, the date of grant, exercise price, vesting schedule, expiration date and number of shares of Company Stock subject thereto. Five Business Days prior to the Closing Date, the Company shall provide Parent with a revised version of Section 4.05(a) of the Company Disclosure Schedule, updated as of such date.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since July 24, 2015 resulting from (x) the exercise of Company Stock Options or Company SARs outstanding on such date, (y) the vesting and settlement of Company RSUs or Company Deferred Stock Rights outstanding on such date or (z) any action with respect to Company Securities that is permitted pursuant to Section 6.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interests in, the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any shares of capital stock, or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights in, the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”), and there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c) Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06 Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the concept of good standing is recognized and where such qualification is necessary, except for those jurisdictions where failure to be in good standing or to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock of or other voting securities of, or other ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien except for transfer restrictions imposed by Applicable Laws restricting sales and other dispositions of securities. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of, or other ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required by the 1933 Act or the 1934 Act to be filed or furnished by the Company since January 1, 2013 (such date, the “Applicable Date” and the reports, schedules, forms, statements, prospectuses, registration statements and other documents filed or furnished with the SEC since the Applicable Date, collectively, together with any amendments, exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each such document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e) The Company maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the periodic reports that it files or submits pursuant to the 1934 Act is recorded, processed, summarized and reported within the time periods specified by the 1934 Act and the SEC and to ensure that such information is communicated to the Company’s management.

(f) The Company and its Subsidiaries maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) that provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(h) Since the Applicable Date, the Company has complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act and applicable listing and corporate governance rules and regulations of the NYSE.

(i) Since the Applicable Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 4.08 Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of comprehensive income, cash flows and stockholders’ equity for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

(b) Since the Applicable Date, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09 Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (as amended or supplemented from time to time, the “Company Proxy Statement”), when filed, will comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Company Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, the Company Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Company Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors expressly for inclusion therein.

Section 4.10 Absence of Certain Changes. Since the Company Balance Sheet Date until the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be reflected or reserved against in a condensed consolidated statement of financial position of the Company prepared in accordance with GAAP or the notes thereto, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iv) liabilities or obligations arising or incurred in connection with the Merger or any other transaction contemplated by this Agreement.

Section 4.12 Compliance with Laws and Court Orders. (a) The Company and each of its Subsidiaries, and each of the assets and properties (including the Real Property) of the Company and each of the Subsidiaries, is and since the Applicable Date has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened in writing to be charged with or given written notice of any violation of, any Applicable Law, except for failures to comply, investigations or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor any director, officer, or employee thereof, nor, to the knowledge of the Company, any agent or representative of the Company or of any of its Subsidiaries, has taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value directly or indirectly through an intermediary to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action in violation of the Foreign Corrupt Practices Act, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries and Affiliates have conducted their businesses in compliance with all applicable anti-corruption laws, including, without limitation, the Foreign Corrupt Practices Act, and have instituted and maintain and will continue to maintain policies and procedures that are designed to provide reasonable assurance of compliance with such laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries, nor any of their directors, officers or employees, nor, to the knowledge of the Company, any agents or representatives of the Company or any of its Subsidiaries, is, or is 50% or more owned or controlled by one or more Persons that are: (A) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Sudan and Syria), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since the Applicable Date, neither the Company nor any of its Subsidiaries has engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Since the Applicable Date, the Company and its Subsidiaries have been in compliance with, and, to the knowledge of the Company, have not been penalized for, under investigation with respect to and have not been threatened in writing to be charged with or given written notice of any violation of, any applicable Sanctions or export controls laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Litigation. Other than any pending or threatened action, suit, investigation or proceeding with respect to which an accrual or reserve has been included in the consolidated balance sheet of the Company as of March 31, 2015 (to the extent of the accrual or reserve therefor), as of the date of this Agreement, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened in writing against, the Company, any of its Subsidiaries, any asset or property of the Company or any of its Subsidiaries (including the Real Property) or any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14 Properties. (a) Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and correct list of all real property owned by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement (such real property, together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto, the “Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or one of its Subsidiaries has good and valid title to all of the Owned Real Property free and clear of all Encumbrances. For purposes of this Section 4.14 only, “Encumbrance” means Lien, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (A) specified encumbrances described in Section 4.14(a) of the Company Disclosure Schedule, provided that documentation evidencing such encumbrances have been made available to Parent prior to the date of this Agreement; (B) encumbrances for current Taxes or other governmental charges not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings or for which the Company has recorded a reserve on its financial statements; (C) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of the Company, or the validity or amount of which is being contested in good faith by appropriate proceedings; and (D) (i) other encumbrances; (ii) easements, rights of way or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report; and (iii) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection, in the case of each of clauses (i) through (iii) that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth a complete and correct list of all real property leased or subleased by the Company or any Subsidiary that is material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement (the “Leased Real Property” and together with the Owned Real Property, collectively, the “Real Property”). The Company has made available to Parent true, correct and complete copies of all leases and subleases with respect to the Leased Real Property (together with all amendments and modifications thereto and any guarantees thereof, the “Leases”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or the applicable Subsidiary has a good and valid leasehold interest in the Leased Real Property pursuant to such Lease free and clear of all Encumbrances and there are no defaults (or any conditions or events that, after notice or the lapse of time or both, would constitute a default) by the Company or any of its Subsidiaries under any Lease, nor, to the knowledge of the Company, by any other party to a Lease that is binding upon the Company or any of its Subsidiaries.

Section 4.15 Intellectual Property. (a) Section 4.15(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all registrations (including patents and domain name registrations) and applications for registration for Owned Intellectual Property that is material to the business of the Company and its Subsidiaries (the “Company Registered IP”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company Registered IP has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, and (ii) to the knowledge of the Company, all Company Registered IP is valid, enforceable and subsisting, or to the extent such items are applications, are pending without challenge by any Third Party.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property and hold all of their right, title and interest in and to all Owned Intellectual Property and the Company’s interest as licensee in all Licensed Intellectual Property free and clear of all Liens, (ii) to the knowledge of the Company, the Owned Intellectual Property and the Licensed Intellectual Property constitutes all of the Intellectual Property necessary to, or used or held for use in, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted and (iii) there exist no restrictions on the disclosure, use, license or transfer of any of the Owned Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party, (ii) there is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries (A) alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any Third Party or (B) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Subsidiary in any of the Owned Intellectual Property or, to the knowledge of the Company, Licensed Intellectual Property, and (iii) to the knowledge of the Company, no Third Party has infringed, misappropriated, diluted or otherwise violated any Owned Intellectual Property, other than, in the case of each of the foregoing clauses (i), (ii) and (iii), any pending or threatened action, suit, investigation or proceeding with respect to which an accrual or reserve has been included in the consolidated balance sheet of the Company as of March 31, 2015 (to the extent of the accrual or reserve therefor).

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have implemented reasonable policies and procedures and have taken commercially reasonable steps to maintain, protect and enforce their rights in the Owned Intellectual Property and their rights in the Licensed Intellectual Property exclusively licensed to the Company or any of its Subsidiaries and for which the Company or such Subsidiaries have the exclusive right to maintain, protect and enforce, including (A) payment of maintenance or similar fees and filing of statements of use with the applicable Governmental Authorities, and (B) commercially reasonable steps to protect and preserve the confidentiality of all trade secrets and other confidential information included in the Owned Intellectual Property, and (ii) to the knowledge of the Company, none of the trade secrets or other confidential information included in the Owned Intellectual Property have been disclosed outside of the Company and its Subsidiaries other than pursuant to written confidentiality or non-disclosure agreements or patent applications filed with Governmental Authorities.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have provided reasonable notice of its privacy and personal data collection and use policies on its websites and other customer and public communications, and the Company and its Subsidiaries have, in all material respects, complied with such policies and all Applicable Law relating to (A) the privacy of the users of the Company’s and its Subsidiaries’ respective products, services and websites and (B) the collection, use, storage and disclosure of any personally-identifiable information collected or stored by the Company or any of its Subsidiaries, (ii) there is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging any violation of such policies or Applicable Law, and (iii) the Company and its Subsidiaries have taken commercially reasonable steps consistent with normal industry practice to protect the types of information referred to in this Section 4.15(e) against loss and unauthorized access, use, modification, disclosure or other misuse, and, to the knowledge of the Company, there has been no unauthorized access, use, modification, disclosure or other misuse of such information.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) to the knowledge of the Company, since the Applicable Date, there has been no unauthorized use, access, interruption, modification or corruption of the IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

Section 4.16 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) all Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and complete;

(b) the Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(c) there is no written claim now pending or threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax, and there is no audit, action, suit, proceeding or investigation with respect to any liability of the Company or its Subsidiaries for any Tax, other than any pending or threatened audit, action, suit, proceeding or investigation with respect to which an accrual or reserve has been included in the consolidated balance sheet of the Company as of March 31, 2015 (to the extent of the accrual or reserve therefor);

(d) neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired;

(e) there are no requests for rulings or determinations in respect of any Tax or Tax asset pending between the Company or any of its Subsidiaries and any Taxing Authority;

(f) during the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code;

(g) neither the Company nor any of its Subsidiaries has, during the ten-year period prior to the date of this Agreement, been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent;

(h) neither the Company nor any of its Subsidiaries (A) is a party to any Tax Sharing Agreement or (B) is liable for the Taxes of any other Person as a transferee or successor; and

(i) no claim has been made in writing by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

Section 4.17 Employees and Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material US Plan. Not later than fifteen calendar days after the date hereof, the Company will provide Parent with a revised version of such schedule that contains a correct and complete list identifying each material International Plan. The Company has provided to Parent a copy of each material US Plan (or a description, if such plan is not written) and all amendments thereto and, as applicable for each such US Plan, (i) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (ii) the current prospectus or summary plan description and all summaries of material modifications, (iii) the most recent favorable determination or opinion letter from the IRS, (iv) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto and (v) the most recently prepared actuarial report and financial statements. Not later than fifteen calendar days after the date hereof, the Company will provide Parent a copy of each material International Plan (or a description, if such plan is not written) and all amendments thereto and, as applicable for each such International Plan, documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i) through (v) in the preceding sentence. None of the documents referenced in the preceding sentence (or any liability or obligation thereunder) would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Not later than fifteen calendar days after the date hereof, the Company will provide Parent with a schedule that sets forth, for each employee of the Company or any of its Subsidiaries, to the extent permitted by Applicable Law, his or her name, title, annual base salary, most recent annual bonus received and current annual bonus opportunity, employer, hire date, location, whether full or part time and whether active or on leave (and, if on leave, the nature of leave and the expected return date). Five Business Days prior to the Closing Date, the Company will provide Parent with a revised version of the schedule described in the immediately preceding sentence, updated as of ten Business Days prior to the Closing Date.

(c) With respect to any Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any material liability under ERISA or the Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has or is expected to incur any liability under Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA) contributed to, or previously contributed to, by the Company or any ERISA Affiliate, neither the Company nor any ERISA Affiliate has incurred any material withdrawal liability under Title IV of ERISA that remains unsatisfied or expects to incur any such liability, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A or 457A of the Code, as applicable, and the guidance issued by the IRS thereunder. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.

(e) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such determination letter being revoked or not being reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation. Each trust created under any such Employee Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation. Each Employee Plan has been maintained in compliance with its terms and with the requirements of Applicable Law, including ERISA and the Code, except for failures to comply or violations that have not had and would not reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect. No events have occurred with respect to any Employee Plan that could reasonably be expected to result in payment or assessment by or against the Company of any material excise taxes under ERISA or the Code.

(f) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, all contributions, premiums and payments that are due have been made for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Employee Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recently completed fiscal year.

(g) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan or otherwise, or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after Closing, Parent, to merge, amend or terminate any Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any current or former Service Provider that, individually or collectively, could give rise to the payment of any amount that would not be deductible due to the application of Section 280G of the Code.

(h) Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Employee Plan provides or promises, any material post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than (i) coverage mandated by Applicable Law, including the Consolidated Omnibus Budget Reconciliation Act of 1985 (or COBRA) or (ii) any liability for which an accrual or reserve has been included in the consolidated balance sheet of the Company as of March 31, 2015 (to the extent of the accrual or reserve therefor) pursuant to the Employee Plans listed in Section 4.17(h) of the Company Disclosure Schedule).

(i) There is no action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the knowledge of the Company, threatened against or involving any Employee Plan before any arbitrator or any Governmental Authority, including the IRS or the Department of Labor that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are, and have been since the Applicable Date, in compliance with all Applicable Laws with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Each International Plan (i) has been maintained in compliance with its terms and Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) if intended to qualify for special tax treatment, in all material respects meets the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on permitted actuarial assumptions in accordance with applicable accounting principles.

(k) Section 4.17(k) of the Company Disclosure Schedule sets forth an accurate and complete list of any collective bargaining agreement or other agreement with a labor union or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by, or, as of the date of this Agreement, is negotiating (each, a “Collective Bargaining Agreement”) with respect to employees of the Company and its Subsidiaries located in North America or South America. Not later than fifteen calendar days after the date hereof, the Company will provide Parent with a revised version of such schedule that contains a correct and complete list identifying each Collective Bargaining Agreement with respect to all employees of the Company and its Subsidiaries. None of the Collective Bargaining Agreements referenced in the preceding sentence (or any liability or obligation thereunder) would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse

Effect. Since the Applicable Date, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider. There are no, and since the Applicable Date there have not been any, labor strikes, slowdowns, stoppages, picketings, interruptions of work or lockouts pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no material unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Service Providers. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(l) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and has been since the Applicable Date, in compliance with WARN and has no liabilities or other obligations thereunder.

Section 4.18 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit or legal proceeding is pending or, to the knowledge of the Company, is threatened against or affecting the Company, any of its Subsidiaries, the Real Property or, to the knowledge of the Company, any Person to whom the Company or any of its Subsidiaries is liable pursuant to any Contract, in each case, relating to or arising out of any Environmental Law, other than those with respect to which an accrual or reserve has been included in the consolidated balance sheet of the Company as of March 31, 2015 (to the extent of the accrual or reserve therefor); (ii) to the knowledge of the Company, the Company and its Subsidiaries, and each of their assets and properties (including the Real Property), are and have since the Applicable Date been in compliance with all Environmental Laws and all Environmental Permits; (iii) except as would not reasonably be expected to give rise to Environmental Liability of any of the Company or any of its Subsidiaries, to the knowledge of the Company, there has been no Release of any Hazardous Substance; (iv) other than in the ordinary course of business, none of the Company, nor any its Subsidiaries has incurred, either contractually or by operation of Applicable Law, any obligations that could reasonably be expected to form the basis of any Environmental Liability of any of the foregoing entities; and (v) there are no liabilities that have been incurred by the Company or any of its Subsidiaries arising under or relating to any Environmental Law or any Environmental Permit (collectively, “Environmental Liabilities”).

Section 4.19 Material Contracts. (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts (excluding any Contract terminable by the Company on 90 calendar days’ or less notice without any material penalty or payment) as of the date hereof:

(i) any partnership, joint venture, strategic alliance, collaboration, revenue-sharing, profit-sharing or other similar Contract material to the Company or in which the Company or any of its Subsidiaries owns any interest valued at more than $15 million, without regard to voting or economic interest;

(ii) any Contract that contains a non-compete restriction or an exclusivity or “most favored nation” provision (in each case for the benefit of any third party) and involves revenues or expenses of the Company or any of its Subsidiaries of more than $15 million in the fiscal year ended December 31, 2014 (other than Contracts described in clause (viii) of this Section 4.19(a));

(iii) any Contract that requires the Company or any of its Subsidiaries to purchase or sell a minimum quantity of goods relating to any product, in each case from or to any Person involving revenues or expenses of the Company or any of its Subsidiaries of more than $15 million in the fiscal year ended December 31, 2014 or would be reasonably expected to involve revenues or expenses of the Company or any of its Subsidiaries of more than $15 million during the fiscal years ended December 31, 2015 or December 31, 2016;

(iv) any employment or severance Contract applicable to any Key Employee for which the Company has or could reasonably be expected to have a material liability;

(v) any Contract relating to indebtedness for borrowed money or any financial guarantee by the Company or any of its Subsidiaries with a principal amount in excess of $15 million (whether incurred, assumed, guaranteed or secured by any asset), other than Contracts solely among the Company and/or any of its wholly owned Subsidiaries;

(vi) any Contract relating to any loan or other extension of credit (other than indebtedness for borrowed money) with an amount in excess of $15 million made by the Company or any of its Subsidiaries, other than (1) Contracts solely among the Company and/or any of its wholly owned Subsidiaries and (2) accounts receivable accrued in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(vii) any Contract relating to any swap, forward, futures, warrant, option or other derivative transaction involving revenues or expenses of the Company or any of its Subsidiaries of more than $15 million in the fiscal year ended December 31, 2014;

(viii) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries has continuing obligations, including “earn-outs” and indemnities in excess of $15 million individually or in the aggregate; or

(ix) any Contract pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any license or sublicense to, or covenant not to be sued under, any Intellectual Property of any Third Party (other than licenses to Software that is commercially available on non-discriminatory pricing terms or is otherwise subject to “shrink-wrap” or “click-through” license agreements) or (B) grants any license or sublicense to, or covenant not to be sued under, any Intellectual Property, in the case of each of clauses (A) and (B), that involves revenues or expenses of the Company or any of its Subsidiaries of more than $15 million in the fiscal year ended December 31, 2014.

(b) The Company has made available to Parent a true and complete copy of each Contract of the type referred to in this Section 4.19 in effect as of the date hereof (excluding any Contract terminable by the Company on 90 calendar days’ or less notice without any material penalty or payment) (each such Contract and any Contract excluded from this Section 4.19 by virtue of having been filed as an exhibit to a Company SEC Document, a “Material Contract”). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract or Contract that would be a Material Contract if entered into as of the date hereof is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company any other party to a Material Contract or such other Contract, has taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or a default under the provisions of such Material Contract or such other Contract.

Section 4.20 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company’s and its Subsidiaries’ insurance policies are in full force and effect and all premiums thereon have been timely paid or, if not yet due, accrued, (b) the Company and its Subsidiaries are in compliance with the terms of such policies and (c) the Company has no knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, any of such policies.

Section 4.21 Finders’ Fees. Except for J.P. Morgan Securities LLC, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.22 Opinion of Financial Advisor. The Company has received the opinion of J.P. Morgan Securities LLC, financial advisor to the Company, to the effect that, as of the date of the opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Stock (other than shares held by the Company, Parent, or any Subsidiary of the Company or Parent and Dissenting Shares).

Section 4.23 Antitakeover Statutes and Rights Agreement. The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect. No “control share acquisition,” “fair price,” “moratorium,” “business combination” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 4.24 Proscribed Information. (a) Except for the documents listed in Section 4.24 of the Company Disclosure Schedule (the “Proscribed Information Contract”), the Company is not party to or performing any contract, purchase order or other arrangement for which the Company or its personnel use or have access to Proscribed Information or related technology (including software).

(b) (i) But for the Company’s wish to more expeditiously communicate with the U.S. Department of State regarding licenses and license provisos issued under the ITAR, the Proscribed Information Contract could be performed without access to Proscribed Information without economic loss to the Company and (ii) the Proscribed Information Contract is not a key component of the Company’s performance in full of, and/or entitlement to any rights or benefits arising in connection with, any of the contracts, purchase orders and other arrangements, other than the Proscribed Information Contract, to which it is party.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, Parent represents and warrants to the Company that:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the concept of good standing is recognized and where such qualification is necessary, except for those jurisdictions where failure to be in good standing or to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary as in effect on the date of this Agreement. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

Section 5.02 Corporate Authorization. (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Merger and the other transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and, except for the adoption of this Agreement by the sole stockholder of Merger Subsidiary have been duly authorized by all necessary corporate action. Assuming due execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, Parent’s Board of Directors has unanimously approved the execution of this Agreement.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other applicable Competition Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (iv) the filings, notices, petitions, statements, registrations or other applications set forth on Section 4.03(iv) of the Company Disclosure Schedule and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law and (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, constitute a default under, or cause or permit the termination or cancellation by the other party or parties thereto under, any provision of any Contract binding upon Parent or any of its Subsidiaries or result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (i) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Disclosure Documents. The information supplied in writing by Parent to the Company expressly for inclusion in the Company Proxy Statement, or any amendment or supplement thereto, will not, at the time the Company Proxy Statement and any amendments or supplements thereto are first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.06 Financing. (a) Parent has delivered to the Company (i) a true, complete and correct copy of an executed definitive mandate letter (the “Mandate Letter”) and (ii) a substantially final form draft bridge loan facility agreement (the “Facility Agreement”) (such Mandate Letter, Facility Agreement and any related documents together the “Debt Financing Agreements”) with the financial institutions named therein (the “Financing Sources”). Pursuant to the

Mandate Letter the Financing Sources have committed to provide the debt financing described in the Mandate Letter and related documents in connection with the transactions contemplated by this Agreement (the “Debt Financing”). Such Mandate Letter and related documents have not been amended, modified or supplemented prior to the date of this Agreement, and, as of the date of this Agreement, no such amendment, modification or supplement is contemplated by Parent or, to the knowledge of Parent, any other party thereto. As of the date of this Agreement, the respective commitments contained in the Mandate Letter have not been withdrawn or rescinded in any respect.

(b) Except for fee letters (complete copies of which have been provided to the Company, with only fee amounts and other customary threshold amounts redacted; provided, that Parent represents and warrants that the redacted provisions in such fee letters do not permit the imposition of any new conditions (or the expansion of any existing conditions) with respect to the availability of the Debt Financing or any reduction in the amount of the Debt Financing) and engagement letters and syndication letters with respect to the Debt Financing and customary agency fee letters with respect to the Facility Agreement, as of the date hereof there are no side letters or Contracts to which Parent or Merger Subsidiary is a party related to the funding or investing, as applicable, of the Debt Financing.

(c) Parent has paid all commitment fees or other fees in connection with the Debt Financing Agreements that are payable on or prior to the date hereof, and as of the date hereof the Debt Financing Agreements are (or will be when executed in the case of the Facility Agreement and any related documents) in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and Merger Subsidiary, as the case may be and to the extent applicable, and, to the knowledge of Parent and Merger Subsidiary, each of the other parties thereto, in each case subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity.

(d) There are no conditions precedent or other contingencies related to the obligations of the Financing Sources under the Debt Financing Agreements, other than as expressly set forth in the Debt Financing Agreements.

(e) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or Merger Subsidiary or, to the knowledge of Parent or Merger Subsidiary, any other party thereto under any of the Debt Financing Agreements. As of the date hereof, assuming the accuracy of the representations and warranties of the Company set forth herein, Parent has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Financing Agreements will not be satisfied.

(f) The aggregate proceeds of the Debt Financing, together with cash or cash equivalents held by Parent, as of the Effective Time, will be sufficient to enable Parent to pay all amounts required to be paid by Parent or Merger Subsidiary in cash in connection with the Merger and the other transactions contemplated by this Agreement and the Debt Financing, including the aggregate Merger Consideration, repayment of any outstanding indebtedness required to be repaid in order to consummate the Merger and any fees and expenses.

Section 5.07 Finders’ Fees. Except for Morgan Stanley & Co. International plc and Credit Suisse Securities (Europe) Limited, whose fees will be paid by Parent, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01 Conduct of the Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, as required by the terms of any Material Contract set forth on Section 4.19(a) of the Company Disclosure Schedule, as required by Applicable Law or as set forth in Section 6.01 of the Company Disclosure Schedule, without the prior written consent of Parent (which consent shall not be unreasonably delayed, conditioned or withheld), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent therewith, shall use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, approvals and authorizations from or by any Governmental Authority, (iii) keep available the services of its current officers and key employees and (iv) maintain existing relationships with customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, as required by the terms of any Material Contract set forth on Section 4.19(a) of the Company Disclosure Schedule, as required by Applicable Law, as set forth in Section 6.01 of the Company Disclosure Schedule or for intercompany transactions between or among the Company and any of its wholly owned Subsidiaries, without the prior written consent of Parent (which consent shall not be unreasonably delayed, conditioned or withheld), the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly owned Subsidiaries and ordinary course quarterly cash dividends with respect to shares of Company Stock with record and payment dates consistent with past practice, provided that such quarterly cash dividends shall not exceed $0.125 per share or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (B) any shares of Company Stock upon the exercise of Company Stock Options or Company SARs or the settlement of Company RSUs or Company Deferred Stock Rights that, in each case, are outstanding on the date of this Agreement and as required pursuant to the terms of the Company Stock Plan governing such awards as in effect on the date of this Agreement or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d) (i) make any capital expenditures in excess of (A) $176 million in the aggregate for the fiscal year ending December 31, 2015, and (B) $19 million, $37 million, $55 million, $75 million, $94 million and $108 million on a cumulative basis through January, February, March, April, May and June 2016, respectively or (ii) commit to make or approve any new capital project budgeted to cost in excess of $15 million (other than safety, health or environmental capital projects or expenditures required in connection with any emergency);

(e) acquire or sell or otherwise transfer (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses in excess of $15 million in the aggregate, other than in the ordinary course of business consistent with past practice;

(f) sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, or create or incur any Lien on, any material Owned Intellectual Property other than, in each case, in the ordinary course of business consistent with past practice;

(g) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person in excess of $15 million in the aggregate;

(h) incur or assume any long-term indebtedness for borrowed money or guarantees thereof in excess of $15 million in the aggregate, other than in the ordinary course of business consistent with past practices;

(i) enter into, amend or modify in any material respect or terminate any Material Contract or Lease or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract or Lease, except in the ordinary course of business consistent with past practice;

(j) except as required by Applicable Law or the terms of an Employee Plan as in effect on the date hereof, (A) grant or increase any severance, retention or termination pay to, or enter into or amend any retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider, (B) increase the compensation or benefits provided to any current or former Service Provider, except for increases in annual salary or wage rate in the ordinary course of business consistent with past practice in connection with annual compensation reviews or ordinary course promotions for employees who are not executive officers that, (i) if implemented after the date hereof and through February 28, 2016, do not exceed $500,000 in the aggregate for all such employees (the “$500,000 Limit”) and (ii) if implemented after March 1, 2016 and before April 30, 2016, after taking into account increases subject to the $500,000 Limit, do not exceed 3.5% of the aggregate pay of all salaried U.S. employees of the Company or any of its Subsidiaries or 5% of the aggregate pay of all salaried employees of the Company or any of its Subsidiaries globally (in each case, other than employees whose base salary or wage rate increases are contractually required by a Collective Bargaining Agreement), (C) grant any equity, equity-based or other incentive awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (D) establish, adopt, enter into or amend any Employee Plan or Collective Bargaining Agreement except for amendments to Employee Plans (or the adoption of successor Employee Plans) that are broad-based welfare plans in connection with the Company’s annual or open enrollment procedures and that do not materially increase the expense of maintaining such plans, (E) appoint or hire any Key Employees, except for new hires (or internal promotions of employees) to replace Key Employees who leave the Company after the date hereof or (F) terminate the employment of any Key Employees other than for cause or for performance-related terminations;

(k) change the Company’s methods of accounting, except as required by or advisable in light of changes in GAAP or Applicable Law (or the interpretation, application or enforcement thereof);

(l) (i) make or change any material Tax election, (ii) settle any Tax claim, audit or assessment for an amount materially in excess of amounts reserved, (iii) change any annual tax accounting period, (iv) adopt or change any material method of tax accounting or (v) enter into any material closing agreement, other than any such material closing agreement that does not require payments that would materially exceed the amount of any reserve with respect thereto that is reflected in the consolidated balance sheet of the Company as of March 31, 2015;

(m) settle (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, other than (A) settlements that require payments by the Company or any of its Subsidiaries not in excess of $5 million individually or $15 million in the aggregate and (B) settlements of claims or litigations that are disclosed, reflected or reserved against in the Company SEC Documents filed or furnished prior to the date of this Agreement or (ii) any stockholder litigation or dispute against the Company or any of its officers or directors that relates to the transactions contemplated hereby; or

(n) agree, resolve or commit to do any of the foregoing.

Section 6.02 Company Stockholder Meeting. The Company shall, subject to Applicable Law, cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable after clearance of the Company Proxy Statement by the SEC for the purpose of obtaining the Company Stockholder Approval and shall comply with all legal requirements applicable to such meeting. In connection with the Company Stockholder Meeting, the Company shall use reasonable best efforts to (a) prepare and file with the SEC the Company Proxy Statement as soon as reasonably practicable, (b) cause the Company Proxy Statement and any amendments or supplements thereto, when filed, to comply with all legal requirements applicable thereto, (c) respond to comments from the SEC as promptly as practicable with a view to having the Company Proxy Statement and all other proxy materials for the Company Stockholder Meeting cleared by the SEC as promptly as practicable and (d) mail the Company Proxy Statement and all other proxy materials for the Company Stockholder Meeting to its stockholders as promptly as practicable after clearance by the SEC. Subject to Section 6.03, the Board of Directors of the Company shall recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders, and shall not effect an Adverse Recommendation Change.

Section 6.03 No Solicitation; Other Offers. (a) General Prohibitions. Except as expressly permitted by this Section 6.03, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal (provided that the Company and its Representatives may ascertain facts from the Person making such Acquisition Proposal (and such Person’s Subsidiaries and its and their respective Representatives) for the sole purpose of the Board of Directors of the Company informing itself about such Acquisition Proposal and the Person that made it (and such Person’s Subsidiaries and its and their respective Representatives)), (iii) withhold, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”) or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument to effect an Acquisition Proposal with the Person making such Acquisition Proposal (or any of its Subsidiaries) (other than a confidentiality agreement entered into in compliance with the provisions of this Section 6.03 and, after such execution of a confidentiality agreement, any customary engagement, joint defense, clean team or similar agreements) (an “Alternative Acquisition Agreement”). It is agreed that any breach of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.03(a), at any time prior to the adoption of this Agreement by the Company’s stockholders:

(i) the Company, directly or indirectly through its Representatives or other intermediaries, may (A) engage in or participate in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.03(a), has made an Acquisition Proposal that the Board of Directors of the Company reasonably believes is or could reasonably be expected to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with such Third Party with terms no less favorable to the Company in the aggregate than those contained in the confidentiality agreement dated June 25, 2015 between the Company and Parent (the “Confidentiality Agreement”) (it being understood that any such confidentiality agreement need not include a standstill or prohibit the making or amendment of any Acquisition Proposal); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party); and

(ii) subject to compliance with Section 6.03(d), the Board of Directors of the Company may make (A) an Adverse Recommendation Change or take action to terminate this Agreement pursuant to Section 10.01(d)(i) to enter into an Alternative Acquisition Agreement in connection with a Superior Proposal or (B) an Adverse Recommendation Change in response to an event or circumstance material to the Company and its Subsidiaries, taken as a whole that was not known or reasonably foreseeable (or the impact of which was not known or reasonably foreseeable) to the Board of Directors of the Company or the named executive officers listed in the Company’s Proxy Statement on Schedule 14A, dated March 6, 2015, as of the date of this Agreement that does not relate to the receipt of any Acquisition Proposal (an “Intervening Event”);

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with disclosure obligations under U.S. federal or state Applicable Law, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9, or complying with Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the 1934 Act or (ii) making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of the Company, failure to so disclose would be inconsistent with Applicable Law; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation within five Business Days of such statement or such action (it being understood and the parties agree that any “stop-look-and-listen” communication that contains only the information set forth in Rule 14d-9(f) under the 1934 Act shall not be deemed an Adverse Recommendation Change).

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03 unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a reasonably prompt basis of the material developments in any negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal. The Company shall provide such notice in writing and shall identify the material terms and conditions of any such Acquisition Proposal, including the Third Party making the

Acquisition Proposal. The Company shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of material amendments to the terms and conditions of any Acquisition Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d) “Last Look”. Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)) or make an Adverse Recommendation Change in response to an Intervening Event, unless (i) the Company notifies Parent in writing four Business Days prior to taking that action, of its intention to do so, attaching (A) in the case of an Adverse Recommendation Change or action to terminate this Agreement pursuant to Section 10.01(d)(i) to enter into an Alternative Acquisition Agreement in each case, in connection with a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated, or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change and (ii) Parent does not make, within four Business Days after its receipt of that written notification, a binding written offer that (A) in the case of any Adverse Recommendation Change or action to terminate this Agreement pursuant to Section 10.01(d)(i) to enter into an Alternative Acquisition Agreement, in each case, in connection with a Superior Proposal, causes the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, obviates the need for such recommendation change, in each case, in the good faith judgment of the Board of Directors of the Company. In the event of any material amendment to the financial terms or other material terms of such Superior Proposal, the Company shall be required to deliver a new written notification and to comply with the requirements of this Section 6.03(d), except that the Company shall be required to give three Business Days’ notice to Parent (instead of the four Business Days contemplated by the first sentence of this provision).

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (with the percentages set forth in such term changed from 15% to 75%) on terms that, if consummated, the Board of Directors of the Company determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel, are more favorable from a financial point of view to the Company’s stockholders than the transaction contemplated by this Agreement (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)) and that the Board of Directors of the Company has determined, in its good faith judgment, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of the proposal and the Person making the proposal.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal. The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information in accordance with the terms of the applicable confidentiality agreement.

Section 6.04 Title Insurance. Subject to Section 6.06, the Company shall, upon Parent’s reasonable request and at Parent’s sole cost and expense, reasonably cooperate in Parent’s effort to obtain from Fidelity National Title Insurance Company, or such other nationally recognized title insurance company as Parent shall select, owners policies of title insurance (in scope and coverage reasonably satisfactory to Parent) covering applicable Owned Real Property located in the United States by providing the title insurance company with customary endorsements, including a seller’s affidavit as to factual matters or non-imputation affidavit, each in customary form as reasonably required by such title company (it being understood that any failure of Parent to secure title insurance shall not affect Parent’s obligation to consummate the Merger).

Section 6.05 Financing Cooperation. (a) Prior to the Closing, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries to use their reasonable best efforts, and shall use its reasonable best efforts to cause its Representatives to use their respective reasonable best efforts to, provide such reasonable and customary cooperation and information as may be reasonably requested by Parent in connection with (i) satisfying the conditions to, and complying with any obligations to assist in the syndication of, the Debt Financing set forth in the Debt Financing Agreements to the extent such conditions and obligations are consistent with the terms and conditions of this Agreement, including Section 6.05(c) and Section 6.05(d) and (ii) arranging any refinancing or replacement financing, whether by way of debt or equity or hybrid instrument and including entering into definitive credit facilities, indentures or other instruments or agreements (the “Replacement Financing Agreements”), the proceeds of which are to be used in whole or in part to repay or replace the Debt Financing (the “Replacement Financing” and any financial institutions engaged by Parent to provide or arrange for the Replacement Financing, the “Replacement Financing Sources”) and satisfying reasonable and customary conditions to the Replacement Financing to the extent such conditions are consistent with the terms and conditions of this Agreement, including Section 6.05(c) and Section 6.05(d).

(b) Without limiting the generality of Section 6.05(a), such assistance shall include, to the extent reasonably requested by Parent, using reasonable efforts to take the following actions:

(i) furnishing financial and other pertinent information relating to the Company and its Subsidiaries and its and their businesses (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent and the Company and its Subsidiaries customary for the Debt Financing or such Replacement Financing, including any prospectus or offering memorandum related thereto, or otherwise necessary for the completion of the Debt Refinancing or the Replacement Financing) to Parent, Merger Subsidiary and Financing Sources or Replacement Financing Sources to the extent reasonably requested by the Parent to assist in preparation of customary offering or information documents to be used in connection with the Debt Financing or Replacement Financing and, in respect of Replacement Financing, in advance of any marketing period relating to the Replacement Financing (the “Marketing Period”), provided that no such information shall be required to be furnished to the extent that such information is publicly available (including in any Company SEC Document),

(ii) without limiting the generality of the preceding clause (i), furnishing reasonably promptly such financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to consummate the Replacement Financing, including, without limitation, all financial statements and financial and other data and information of the type required in a registration statement on Form S-1 or by Regulation S-X and Regulation S-K under the 1933 Act for registered offerings of debt securities at such time, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the 1933 Act or as may be required by the EU Prospectus Directive or the rules of any stock exchange in the United States or Europe on which debt or equity securities forming part of the Replacement Financing are to be listed or admitted to trading (including historical and pro forma financial statements and information) and other documents required to satisfy any customary negative assurance opinion, for one or more periods required to consummate the Replacement Financing at the time the Replacement Financing is to be consummated, provided that no such information shall be required to be furnished to the extent that such information is publicly available (including in any Company SEC Document),

(iii) (A) in respect of Replacement Financing, prior to and during the Marketing Period, and (B) in respect of Debt Financing, at any time, if requested and on reasonable notice, participating (including via telephonic conference) in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers with respect to, the Debt Financing or the Replacement Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company or any of its Subsidiaries), presentations, roadshows, due diligence sessions, drafting sessions (including accounting due diligence sessions) and sessions with rating agencies in the United States and Europe in connection with the Debt Financing or the Replacement Financing, in each case to the extent customary,

(iv) (A) in respect of Replacement Financing, in advance of the Marketing Period, and (B) in respect of Debt Financing, at any time, assisting with the preparation of (A) any customary offering documents or memoranda, bank information memoranda, prospectuses and similar documents and (B) materials for rating agency presentations and similar documents required in connection with the Debt Financing or the Replacement Financing, provided, however, that no such documents will be issued by the Company or its Subsidiaries,

(v) executing and delivering (or using reasonable best efforts to obtain from its advisors), and using its reasonable best efforts to cause its Affiliates to execute and deliver (or use reasonable best efforts to obtain from their advisors), customary certificates, accountants’ comfort letters (and consents of accountants for use of their reports in any materials relating to the Replacement Financing and in connection with any filings required to be made by Parent pursuant to the 1933 Act or the 1934 Act or as may be required by the EU Prospectus Directive or the rules of any stock exchange on which debt or equity securities forming part of the Replacement Financing are to be listed or admitted to trading), owner’s title affidavits, legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Replacement Financing as may be reasonably requested by the Parent as necessary and customary in connection with the Replacement Financing, including participating in due diligence sessions,

(vi) facilitating the obtaining of guarantees and pledging of collateral, including taking all actions reasonably necessary to establish bank and other accounts and blocked account agreements in connection with the foregoing and executing and delivering customary pledge and security documents or other definitive financing documents and other certificates and documents as may be reasonably requested by Parent, consistent with the terms of this Agreement, to obtain and perfect security interests in assets of the Company and its Subsidiaries that are intended to constitute collateral securing the Replacement Financing; provided, that all such agreements, certificates and documents shall be executed, and any obligations contained in such agreements and documents shall be effective, no earlier than the Closing,

(vii) providing customary authorization letters to the Replacement Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Replacement Financing Sources that the public side versions of such documents, if any, do not include material non-public information, solely to the extent such information is provided by the Company or its Subsidiaries,

(viii) cooperating reasonably with the Replacement Financing Sources’ due diligence, to the extent customary and reasonable,

(ix) obtaining customary payoff letters, Lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of any debt of the Company or its Subsidiaries that Parent desires to payoff, discharge and terminate at Closing or that is otherwise subject to mandatory prepayment (howsoever described) as a result of the consummation of the Merger,

(x) providing all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent prior to the Closing Date which is in connection with the Debt Financing or the Replacement Financing and relates to, and is reasonably required by, applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act and

(xi) taking all corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Replacement Financing including entering into one or more credit agreements, indentures or other instruments or agreements on terms reasonably satisfactory to Parent in connection with the Replacement Financing to the extent direct borrowings or debt incurrence (or any guarantees thereof) by the Company or any of its Subsidiaries is contemplated in the Replacement Financing.

(c) Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to (i) take any action that would subject it to actual or potential liability or conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents (to the extent such conflict or violation cannot be resolved by such entity using its reasonable best efforts to do so) or any Applicable Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any material Contract existing on the date of this Agreement to which the Company or any of its Subsidiaries is a party, (ii) bear any cost, fee or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Debt Financing or the Replacement Financing or any of the foregoing prior to the Effective Time and (iii) undertake any action that would unreasonably and materially interfere with the business or operations of the Company and its Subsidiaries. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.05.

(d) For the avoidance of doubt, none of the Company or its Subsidiaries or their respective Representatives, officers, directors (with respect to any Subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing or the Replacement Financing that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Company shall be required to execute or enter into or perform any agreement with respect to the Debt Financing or the Replacement Financing.

(e) The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing or the Replacement Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose.

(f) Parent and Merger Subsidiary agree that the obtaining of the Debt Financing or the Replacement Financing (or any other financing) is not a condition to Closing.

Section 6.06 Access to Information. From the date hereof until the earlier of termination of this Agreement pursuant to Section 10.01 and the Effective Time, upon reasonable prior notice and subject to Applicable Law, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, employees, books and records of the Company and its Subsidiaries and (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as Parent may reasonably request, provided that the Company shall not be required to permit any inspection, or disclose any document or information, that would, in the reasonable judgment of the Company, (w) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement (or entered into after the date of this Agreement in compliance with Section 6.01), (x) result in a violation of Applicable Law, including any fiduciary duty, (y) waive the protection of any attorney-client privilege or (z) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of liability. If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld and the Company and Parent shall cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of redaction, clean team arrangements or other appropriate solutions. Notwithstanding anything to the contrary in this Section 6.06 or elsewhere in this Agreement, prior to the Effective Time, neither Parent nor any of its representatives will be permitted to perform any invasive environmental procedure with respect to any property of the Company or any of its Subsidiaries. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder. All information made available or disclosed pursuant to this Section 6.06 shall be subject to the terms of the Confidentiality Agreement.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01 Obligations of Parent and Merger Subsidiary. Immediately after the execution of this Agreement, Parent, as sole stockholder of Merger Subsidiary, shall adopt and approve this Agreement, the performance by Merger Subsidiary of its obligations hereunder and the consummation of the Merger on the terms and conditions set forth in this Agreement by an action by consent in lieu of a meeting of the stockholders of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02 Voting of Shares. Parent shall vote or cause to be voted all shares of Company Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted in favor of adoption and approval of this Agreement at the Company Stockholder Meeting.

Section 7.03 Director and Officer Liability. Parent shall, and shall cause the Surviving Corporation, and each of Parent and the Surviving Corporation hereby agrees, to do the following:

(a) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless the present and former officers, directors and employees of the Company (each, an “Indemnified Person”), in each case, to the fullest extent permitted by Applicable Law, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s services as a director or officer of the Company, as a director, officer or member of any Subsidiaries of the Company or as a trustee or fiduciary of any pension or other employee benefit plan of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) Merger and the other transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Person. Expenses incurred by an Indemnified Person in defending or investigating a threatened or pending claim, action, suit, proceeding or investigation that may be the subject of indemnification pursuant to this Section 7.03(a) shall be paid by Parent or the Surviving Corporation in advance of the final disposition of such claim, action, suit, proceeding or investigation upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Parent and the Surviving Corporation pursuant to this Section 7.03(a).

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect the provisions in the Surviving Corporation’s certificate of incorporation and bylaws that are in effect as of the date hereof (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Parent and the Surviving Corporation shall maintain in effect for not less than six years from the Effective Time the current policies of directors and officers liability insurance and fiduciary liability insurance maintained by the Company and the Company’s Subsidiaries for the Indemnified Persons and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time (the “Insured Persons”), or prior to the Effective Time, at the Company’s option, the Company may or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pre-pay the premium for the non-cancellable extension of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company’s Subsidiaries (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including the Merger and the other transactions contemplated by this Agreement) with terms, conditions, retentions and limits of liability that are no less favorable to the Insured Persons than the coverage provided under the Company’s and its Subsidiaries’ existing policies (including in connection with this Agreement, the Merger or the other transactions or actions contemplated hereby), which policy shall be maintained in full force and effect for its full term. In no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the last annual premium (the “Maximum Premium”) the Company paid prior to the date hereof; and provided further that if the aggregate premiums of such insurance coverage exceed the Maximum Premium, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Maximum Premium.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04 Employee Matters. (a) During the period beginning at the Effective Time and ending on the first anniversary of the Closing Date (or such shorter period of employment, as the case may be), Parent shall, or shall cause the Surviving Corporation to, provide to each employee who is actively employed by the Company or its Subsidiaries at the Effective Time (each, a “Covered Employee”), a base salary or base wage, target annual bonus and long-term incentive compensation opportunities, broad-based severance entitlements and pension, welfare and other employee benefits that are substantially comparable in the aggregate to the base salary or base wage, target annual bonus and long-term incentive compensation opportunities, broad-based severance entitlements and pension, welfare and other employee benefits provided by the Company or its Subsidiaries to such Covered Employee immediately prior to the Effective Time. The requirements of this Section 7.04(a) shall not apply to Covered Employees who are covered by a Collective Bargaining Agreement.

(b) Crediting of Payments. In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy or arrangement of Parent or any of its Subsidiaries (each, a “Parent Plan”) following the Effective Time, Parent shall, or shall cause its Subsidiaries to, use reasonable best efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to such Covered Employee under any Parent Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under the Employee Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan and (ii) provide such Covered Employee with credit for any copayments and deductibles paid under an Employee Plan prior to such Covered Employee’s coverage under any Parent Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the Employee Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan in satisfying any applicable deductible or out-of-pocket requirements under such Parent Plan.

(c) Service Crediting. As of the Effective Time, Parent shall, or shall cause its Subsidiaries to, recognize all service of each Covered Employee prior to the Effective Time with the Company and its Subsidiaries for purposes of vesting, determination of benefit level (including, without limitation, with respect to vacation and severance entitlements, but excluding benefit accrual or benefit levels under defined benefit pension plans or retiree welfare plans) and eligibility to participate in any Parent Plan, as if such service had been performed with Parent, except to the extent it would result in any duplication of benefits for the same period of service or to the extent such service was not recognized immediately prior to the Effective Time under a comparable Employee Plan.

(d) Company 401(k) Plans. Effective as of immediately prior to the Effective Time, unless otherwise directed in writing by Parent at least five Business Days prior to the Effective Time, the Company shall terminate the Company’s Employees’ Savings Plan and Employees’ Savings and Profit Sharing Plan (collectively, the “Company 401(k) Plans”), pursuant to resolutions of the Company’s Board of Directors that are reasonably satisfactory to Parent. In connection with the termination of the Company 401(k) Plans, Parent shall, subject to the terms of any applicable Collective Bargaining Agreement, permit each eligible Covered Employee to become a participant in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries (the “Parent 401(k) Plan”) and make rollover contributions of

“eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Covered Employee from such plan to the Parent 401(k) Plan. During the period beginning at the Effective Time and ending on December 31, 2017, Parent shall, or shall cause the Surviving Corporation to, provide to each Covered Employee who, as of the Effective Time, received non-discretionary transition credits pursuant to the terms of the Company Employees’ Savings Plan and who commences participation in the Parent 401(k) Plan, transition credits calculated in accordance with the terms of the Company Employees’ Savings Plan as in effect on the date hereof, but only to the extent such transition credits were reflected on the financial projections of the Company provided to Parent prior to the date hereof. In the event the tax qualification requirements of the Code applicable to the Parent 401(k) Plan (including, without limitation, non-discrimination requirements) would reduce Parent’s ability to comply with the conditions of the foregoing sentence, and, after using reasonable best efforts, Parent is unable to provide the non-discretionary transition credits pursuant to the Parent 401(k) Plan as required by this Section 7.04(d), any such transition credits that cannot be provided by the Parent 401(k) Plan shall be taken into account for purposes of the requirements of Section 7.04(a).

(e) Annual Bonuses. The Company shall be permitted to finally and conclusively determine, in good faith and in the ordinary course of business consistent with past practice, the amounts earned, (i) based on funding (A) at actual performance levels with respect to applicable financial metrics and (B) at the greater of actual or target performance levels with respect to applicable key non-financial performance metrics under the Company Annual Incentive Compensation Plan and the Company Employee Incentive Plan and (ii) based on funding at actual performance levels with respect to all applicable performance metrics under the Company Sales Incentive Plans, in each case, in respect of the 2015 calendar year, and pay such bonus amounts in the ordinary course of business consistent with past practice, but no later than the Closing Date. In the event a Covered Employee’s employment is terminated after June 30, 2016 and prior to December 31, 2016 by Parent, the Surviving Corporation or any of their respective Affiliates without “cause” (as such term is defined in the Company Employee Income Continuity Plan) or by such Covered Employee for “good reason” (as such term is defined in Section 7.04(e) of the Company Disclosure Schedule), such employee shall, no later than 30 calendar days following such termination, be paid a bonus award for the 2016 calendar year under the annual bonus plan applicable to such employee, based on target performance levels and prorated for the portion of the 2016 calendar year (based on calendar days) elapsed between January 1, 2016 and the effective date of such Covered Employee’s termination of employment.

(f) Performance Cash Awards. As of the Effective Time, each performance cash award granted under the Company Stock Plan shall, as required by the terms of the Company Stock Plan and applicable award agreements as in effect on the date hereof, vest at maximum performance, and each holder thereof shall remain subject to the service-based vesting component of such award in accordance with the terms of the Company Stock Plan and applicable award agreements as in effect at the date hereof.

(g) Retention Program. The Company shall be permitted to establish a retention bonus plan in accordance with the parameters set forth on Section 7.04(g) of the Company Disclosure Schedule.

(h) ESPP. Prior to the Effective Time, the Company shall take all actions, including adopting any resolutions or amendments, that are necessary to (i) prohibit further or increased enrollment in, or contributions under, the Company’s Employee Stock Purchase Plan from those in effect on the date hereof and (ii) terminate the Company’s Employee Stock Purchase Plan effective immediately prior to the Effective Time.

(i) Employee Plan Termination. Prior to the Closing Date, subject to Section 7.04(j) and except to the extent precluded by the terms of any Employee Plan, an applicable Collective Bargaining Agreement or by Applicable Law, the Company shall take all actions that may be necessary or appropriate to cause each Employee Plan that, not later than thirty calendar days prior to the Closing Date, Parent requests that the Company terminate in accordance with the terms of such plan. All resolutions, notices, participant communications or other documents issued, adopted or executed in connection with the termination of such Employee Plans shall be subject to Parent’s prior review and approval.

(j) Continuing Obligations. Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their respective contractual terms all employee benefit obligations to current and former employees under each Employee Plan set forth on Section 7.04(j) of the Company Disclosure Schedule.

(k) Labor Groups. Subject to Section 4.17(k) of the Company Disclosure Schedule, the parties agree to work together in good faith to consult with or obtain the consent of any labor or trade union, works council or other employee representative body as may be required to consummate the transactions contemplated hereby.

(l) Without limiting the generality of Section 11.06, nothing in this Section 7.04, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any Covered Employee or any former employee, director, officer or individual independent contract of the Company or any of its Subsidiaries, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ any Covered Employee for any period following the Closing Date.

Section 7.05 Indemnification Related to Financing. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any Replacement Financing and the performance of their respective obligations under Section 6.05 (including any action taken in accordance with Section 6.05) and any information utilized in connection therewith (other than to the extent arising from the willful misconduct, gross negligence, fraud or bad faith of any indemnified Person). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented costs and expenses incurred by the Company or its Subsidiaries in connection with Section 6.05 (including those of its accountants, consultants, legal counsel, agents, investment bankers and other Representatives). Parent and Merger Subsidiary agree that the obtaining of the Debt Financing or the Replacement Financing (or any other financing) is not a condition to Closing.

Section 7.06 Conduct of Business of Parent and Merger Subsidiary Pending the Merger. (a) Each of Parent and Merger Subsidiary agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 10, it shall not, and it shall cause each of its Affiliates not to, directly or indirectly, take any action with respect to the Debt Financing or any Replacement Financing that would, or would reasonably be expected to, individually or in the aggregate, cause Parent to fail at Closing to have funds sufficient to (i) pay the aggregate Merger Consideration and (ii) pay the fees and expenses required to be paid by Parent, Merger Subsidiary and the Surviving Corporation in connection with the Merger, the transactions contemplated hereby, the Debt Financing and any Replacement Financing.

(b) Parent will take all actions necessary to cause Merger Subsidiary to perform its obligations (if any) under the Debt Financing and any Replacement Financing.

Section 7.07 Debt Financing. (a) Parent and Merger Subsidiary shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, maintain the effectiveness of and consummate the Debt Financing (except to the extent replaced by Replacement Financing) and the Replacement Financing on the terms and conditions described in or contemplated by the Debt Financing Agreements or Replacement Financing Agreement (as applicable) (including complying with any request to exercise so-called “flex” provisions and using reasonable best efforts to satisfy on a timely basis all conditions to funding in the Debt Financing Agreements or Replacement Financing Agreements (as applicable)) in such amount which, when taken together with Parent’s and Merger Subsidiary’s cash on hand, would be no less than the amount that would be required to consummate the Merger and the other transactions contemplated by this Agreement and the Debt Financing or Replacement Financing (as applicable), including the aggregate Merger Consideration, repayment of any outstanding indebtedness required to be repaid in order to consummate the Merger and any fees and expenses.

(b) To the extent reasonably requested by the Company from time to time, Parent shall (subject to any applicable legal or regulatory restrictions on disclosure) keep the Company informed on a reasonably current basis of the status of its efforts to arrange and consummate the Debt Financing or Replacement Financing (as applicable). Parent and Merger Subsidiary shall not (without the prior written consent of the Company) consent or agree to any amendment, supplement, modification or replacement of the Debt Financing Agreements (including cancellation of commitments thereunder following the entry into any Replacement Financing Agreement) if such amendment, supplement, modification or replacement could, in Parent’s reasonable determination, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(c) Promptly following any material amendment, supplement or modification of any Debt Financing Agreement or Replacement Financing Agreement made in compliance with this Section 7.07, Parent shall provide a copy thereof (redacted if necessary where appropriate and customary) to the Company and the term “Debt Financing Agreements” or “Replacement Financing Agreements” shall (as applicable) mean the Debt Financing Agreements or Replacement Financing Agreements as so amended, supplemented or modified and Parent’s obligations under this Section 7.07 shall apply with respect thereto. Notwithstanding anything contained in this Section 7.07, in no event shall Parent or Merger Subsidiary be required (I) to amend or waive any of the terms or conditions of the Debt Financing Agreements or Replacement Financing Agreements or pay any fees in excess of or not contemplated thereunder or (II) to consummate the Closing any earlier than the time set forth in Section 2.01, provided, that, Parent and Merger Subsidiary acknowledge and agree that the obtaining of the Debt Financing, or any Replacement Financing or other financing, is not a condition to Closing.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and the other transactions contemplated by this Agreement, including (i) preparing and filing, or cooperating in the preparing and filing, as applicable, as promptly as practicable with any Governmental Authority or other third party all documentation to effect all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement; (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement, including under the HSR Act and any other applicable Competition Laws, Exon-Florio, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130, “ITAR”), NISPOM, and CTA; (iii) subject to Applicable Law, furnishing all information required for any filings, notices, petitions, statements, registrations, submissions of information, applications and other documents to be made in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, making an appropriate response, after consultation with the other parties to this Agreement, to any request for additional information or documentary material from any Governmental Authority or other third party in compliance with such request and timely responding to any questions, after consultation with the other parties to this Agreement, from any Governmental Authority or other third party in connection with the Merger and the other transactions contemplated by this Agreement; (iv) resolving such objections, if any, as may be asserted by any Governmental Authority or other third party with respect to the Merger and the other transactions contemplated by this Agreement; and (v) executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing or any provision of this Agreement to the contrary, neither Parent nor Merger Subsidiary will be obligated to agree to any sale, divestiture, license, disposition, holding separate of or mitigation of, termination, prohibition, limitation, restriction or other action in order to obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement if agreeing to such sale, divestiture, license, disposition, holding separate of, mitigation of, termination, prohibition, limitation, restriction or other action, individually or in the aggregate, would have a material adverse effect on Parent and its Subsidiaries or on the Company and its Subsidiaries, in each case, as measured against the Company and its Subsidiaries, taken as a whole. Nothing in this Agreement, including this Section 8.01, shall require or be construed to require the Company or its Subsidiaries to proffer to, or agree to, any sale, divestiture, license, disposition, holding separate of or mitigation of, or any termination, prohibition, limitation, restriction or other action with respect to, existing relationships, contracts, assets, product lines or businesses or interests therein of the Company or any of its Subsidiaries unless the effectiveness of such action is conditioned upon the Closing.

(b) Parent and the Company shall cooperate in the making of, or shall make, as applicable, as promptly as practicable after the date of this Agreement, with respect to the transactions contemplated by this Agreement: (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act (which shall in no event be made later than twenty Business Days after the date of this Agreement); (ii) appropriate filings or notices as are required pursuant to other applicable Competition Laws; (iii) a submission of a joint voluntary notice, preceded at least five (5) Business Days by submission of a “pre-filing” draft of such notice, to CFIUS pursuant to Exon-Florio; (iv) appropriate filings with or notices by the Company, Parent and Merger Subsidiary to DSS regarding the parties’ plan to operate the business of the Company pursuant to a proposal to mitigate foreign ownership, control or influence (“FOCI”) in accordance with the NISPOM; (v) an appropriate filing with or notice to the Directorate of Defense Trade Controls (“DDTC”) of the U.S. State Department in accordance with ITAR; (vi) appropriate filings or notices in accordance with the NISPOM to obtain assurances that favorable NIDs or similar determinations under any applicable national or industrial security regulations will permit the Company to continue to have, to the extent it currently has, access to Proscribed Information after the Closing; and (vii) such other filings or proceedings with any Governmental Authorities as may be required under any Applicable Law.

(c) Within fourteen calendar days of the date hereof, each of Parent and the Company agrees to use reasonable best efforts to agree upon the definitive list of jurisdictions in which any notice, filing or other instrument is necessary, proper or advisable under applicable Competition Laws in connection with the transactions contemplated by this Agreement. Upon such agreement, Section 9.01(c) of the Company Disclosure Schedules shall be updated to reflect such definitive list.

(d) Each of Parent and the Company agrees, subject to Applicable Law and the provisions of Section 6.06, to use reasonable best efforts to (i) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Authority, (ii) permit the other parties to review in advance any material notices or written communication delivered to or received from any Governmental Authority, and (iii) to consult with the other party in advance of any meeting or conference with, any Governmental Authority, and to give the other party the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such Governmental Authority) either in person or by telephone, in each case, to the extent relating to the Merger and the other transactions contemplated by this Agreement.

Section 8.02 Company Proxy Statement. (a) The Company and Parent shall cooperate with one another in connection with the preparation of the Company Proxy Statement, and furnish such information required or reasonably requested in connection with the Company Proxy Statement. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Company Proxy Statement.

(b) Subject to Applicable Law, the Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Company Proxy Statement before any filing thereof (or of any amendment thereto) with the SEC, and the Company shall give reasonable and good faith consideration to any comments made thereon by Parent or its counsel. The Company shall provide Parent and its counsel with (i) any material comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Company Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to any such comments and to provide comments on any such response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC; provided that nothing contained herein shall obligate the Company to take any particular course of action with respect to the SEC or to respond to any comments made by the SEC on documents filed with it for review in a particular manner. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received with respect to the Company Proxy Statement from the SEC.

Section 8.03 Public Announcements. The initial press release by each of Parent and the Company with respect to the execution of this Agreement shall be in a form reasonably acceptable to Parent and the Company. Neither the Company nor Parent (nor any of their respective controlled Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the Merger or the other transactions contemplated hereby without prior consultation with the other parties, except as may be required by Applicable Law or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before making any such public announcements; provided that the Company will not be required to consult with Parent in connection with any such press release or public announcement if the Company’s Board of Directors has effected an Adverse Recommendation Change (including in connection with any press release or public announcement relating to such Adverse Recommendation Change).

Section 8.04 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) subject to Applicable Law, any written notice or other written communication from any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement if the subject matter of such communication would reasonably be expected to be material to the Company, the Surviving Corporation or Parent; and

(b) any change, fact or condition at any time during the term hereof that is reasonably expected to result in a Company Material Adverse Effect or to cause the conditions set forth in Article 9 not to be satisfied;

provided that the delivery of any notice pursuant to this Section 8.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or result in a failure to satisfy the conditions set forth in Article 9.

Section 8.05 Confidentiality. The parties acknowledge that the Company and Parent have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its Subsidiaries and its and its Subsidiaries’ respective Representatives (as defined, for this purpose, in the Confidentiality Agreement) to hold, any Evaluation Material or Transaction Information (each as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

Section 8.06 Section 16 Matters. Prior to the Effective Time, the Company shall take all steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07 Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten calendar days after the Closing Date.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) no Applicable Law shall prohibit the consummation of the Merger;

(c) any applicable waiting period under the HSR Act shall have expired and any other applicable waiting period under any of the Competition Laws of the jurisdictions set forth on Section 9.01(c) of the Company Disclosure Schedule, as adjusted pursuant to Section 8.01(c), shall have expired or been terminated, or approvals in such jurisdictions shall have been obtained; and

(d) the parties shall have received written notice that any review, investigation or other proceeding under Exon-Florio with respect to the Merger and the other transactions contemplated hereby has concluded without action or recommendation for suspension or prohibition, or the President of the United States of America shall not, within fifteen calendar days of a CFIUS report to him, have announced a decision to take any action to block, suspend or otherwise prevent the consummation of the Merger or any of the other transactions contemplated hereby.

Section 9.02 Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver at or prior to the Closing of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.05 shall be true and correct, other than by a de minimis amount, (B) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.21, 4.22, 4.23 shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (C) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to be a Closing Company Material Adverse Effect;

(c) Parent or Merger Subsidiary shall have received the written approval of DSS to operate the business of the Company pursuant to a FOCI mitigation arrangement in accordance with the NISPOM; and

(d) DDTC shall not have sent written notice to the Surviving Corporation or to Parent that DDTC has made the final determination that DDTC will neither approve (i) the registration of the Surviving Corporation as a manufacturer or exporter of defense articles under ITAR nor (ii) the transfer from the Surviving Corporation to Parent of the Surviving Corporation’s registration as a manufacturer or exporter of defense articles under ITAR.

Section 9.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver at or prior to the Closing of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Section 5.02 shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect; and

(b) There shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE 10

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before the six-month anniversary hereof (the “End Date”); provided that if on such date the conditions to Closing set forth in Section 9.01(c), Section 9.01(d) or Section 9.02(c) shall not have been satisfied but all other conditions to Closing have been satisfied or, to the extent permissible, waived (or, in the case of conditions that by their nature are to be satisfied at Closing or on the Closing Date, shall be capable of being satisfied on such date), then the End Date shall, without any action on the part of the parties, be extended for three additional months; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law that restrains, enjoins or otherwise prohibits the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) an Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of an Acquisition Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable (but in any event within five Business Days) after receipt of any written request to do so from Parent;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii) there shall have been an intentional and material breach of Section 6.02 or Section 6.03; or

(d) by the Company, if:

(i) prior to the Company Stockholder Meeting, the Board of Directors of the Company shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Section 6.03(d), in order to enter into an Alternative Acquisition Agreement in connection with a Superior Proposal; provided, that the Company shall have paid any amounts due pursuant to Section 11.04(b) in accordance with the terms, and at the times, specified therein; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice thereof and specifying the provision invoked in connection therewith to the other party.

Section 10.02 Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the knowing and intentional breach of this Agreement, the breaching party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result. The provisions of this Section 10.02 and Sections 7.05, 8.03, 8.05, 11.04, 11.07, 11.08, 11.09 and Section 11.13 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as confirmation of receipt of such facsimile transmission or e-mail is requested and received and is followed up within one Business Day by dispatch pursuant to a nationally recognized courier service upon the party for whom it is intended) and shall be given, if to Parent or Merger Subsidiary, to:

Solvay SA

Rue de Ransbeek 310

1120 Brussels, Belgium

Attention: Group General Counsel

Facsimile No.: +32 22-64-30-61

E-mail: jean.pierre-labroue@solvay.com

with a copy to:

Davis Polk & Wardwell LLP

121 Av. des Champs-Élysées

75008 Paris, France

Attention: Jacques Naquet-Radiguet

Facsimile No.: +33 1-56-59-37-20

E-mail: jacques.naquet@davispolk.com

and:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: William H. Aaronson

Facsimile No.: (212) 701-5397

E-mail: william.aaronson@davispolk.com

if to the Company, to:

Cytec Industries Inc.

5 Garret Mountain Plaza

Woodland Park, MY 07424

Attention: Vice President, General Counsel & Secretary

Facsimile No.: fax 973-357-3058

E-mail: Roy.Smith@cytec.com

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Stephen M. Kotran

                  Melissa Sawyer

Facsimile No.: (212)558-3588

E-mail: kotrans@sullcrom.com

              sawyerm@sullcrom.com

or to such other address, email or facsimile number as such party may hereafter specify in writing for the purpose by notice to the other parties hereto pursuant to and in accordance with the provisions of this Section 11.01. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02 Survival of Representations, Warranties and Agreements. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the agreements set forth in Article 2 and in Sections 7.03, 7.04 and 8.05.

Section 11.03 Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04 Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii), or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $140,000,000 (the “Termination Fee”), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its stockholders and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated, then the Company shall pay to Parent, within five Business Days after the earlier of such entry into a definitive agreement with respect to, recommendation to the Company stockholders of or consummation of, such Acquisition Proposal, in immediately available funds, the Termination Fee.

(c) Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the Termination Fee when due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by the Company pursuant to this Section 11.04, the Termination Fee shall be Parent’s and Merger Subsidiary’s sole and exclusive remedy for monetary damages under this Agreement. The parties acknowledge and agree that only one Termination Fee shall be payable by the Company as set forth in Section 11.04(b) and in no event shall any such Termination Fee be payable by the Company on more than one occasion.

Section 11.05 Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any information contained in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Company that are contained in any Section of this Agreement to which the relevance of such information is reasonably apparent. The Company has or may have set forth information in its disclosure schedule in a section thereof that corresponds to the Section of this Agreement to which it relates. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the inclusion of an item in either disclosure schedule as an exception thereto will not be deemed an admission that such item represents a material exception or material fact, event or circumstance, that such item is required to be disclosed by this Agreement or that such item has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document entitled “Risk Factors” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company contained in this Agreement.

Section 11.06 Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03 and this Section 11.06, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03 and in Section 11.06(b) below, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns except that, and notwithstanding anything in the foregoing to the contrary, the Company shall have the right to recover through an action brought by the Company for itself and on behalf of its stockholders, damages (which shall be determined by reference to the total amount that would have been recoverable by the Company’s stockholders if all such stockholders brought an action against Parent and were recognized as third party beneficiaries hereunder) from Parent in the event of a knowing and intentional breach of this Agreement by Parent or Merger Subsidiary, or fraud, which right is hereby acknowledged and agreed by Parent and Merger Subsidiary. The rights of third party beneficiaries under Section 7.03 shall not arise unless and until the Effective Time occurs.

(b) None of the Financing Sources will have any liability to the Company, any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of the Company, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Related Party”), relating to or arising out of this Agreement, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Related Party will have any rights or claims against any of the Financing Sources hereunder. None of this Section 11.06(b), Section 11.08(b) or the definitions related hereto may be amended in a manner adverse to the interests of the Financing Sources without their prior written consent. Notwithstanding anything in this Agreement to the contrary, (i) the Financing Sources shall be deemed to be third-party beneficiaries of this Section 11.06(b) and Section 11.08(b) and (ii) this Section 11.06(b) and Section 11.08(b) shall be enforceable by Parent on behalf of any relevant Financing Source. Nothing in this Section 11.06(b) shall be interpreted as limiting the ability of (A) the Company or any Related Party or any Affiliate of the Company, following the Closing Date, to exercise any of its rights and remedies under any agreement relating to the Debt Financing or Replacement Financing in accordance with its terms or (B) Parent or any Affiliate of Parent from enforcing any of its rights and remedies prior to the Closing under the Debt Financing Agreements or any Replacement Financing Agreements).

(c) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, (i) by written notice to the Company to another wholly-owned direct or indirect Subsidiary to participate in the Merger in lieu of Merger Subsidiary, in which event all references herein to Merger Subsidiary shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Subsidiary as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or otherwise materially impair the rights of the stockholders of the Company under this Agreement and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07 Governing Law. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

(b) Notwithstanding anything herein to the contrary, the Company acknowledges and agrees that to the extent Closing does not occur, any lawsuit, claim, complaint or action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules that would result in the application of the laws of any other jurisdiction.

Section 11.08 Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

(b) Notwithstanding anything herein to the contrary, the Company acknowledges and agrees (i) that any lawsuit, claim, complaint or action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Financing Agreements, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such lawsuit, claim, complaint or action in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such lawsuit, claim, complaint or action in any such court, (iv) to waive and hereby waive any right to trial by jury in respect of any such lawsuit, claim, complaint or action and (v) that a final judgment in any such lawsuit, claim, complaint or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Section 11.08(b) shall be interpreted as limiting the ability of (A) the Company or any Related Party or any Affiliate of the Company, following the Closing Date, to exercise any of its rights and remedies under any agreement relating to the Debt Financing or Replacement Financing in accordance with its terms or (B) Parent or any Affiliate of Parent from enforcing any of its rights and remedies prior to the Closing under the Debt Financing Agreements or any Replacement Financing Agreements).

Section 11.09 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart or counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart or counterparts hereof signed by all of the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11 Entire Agreement. This Agreement, the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. No party shall be bound by, or liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

Section 11.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages (or any other remedy at law) would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 11.13 are an integral part of the Merger and the other transactions contemplated by this Agreement and that, without these agreements, the other party (in the case of the Company) or parties (in the case of Parent and Merger Subsidiary) would not enter into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.13, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Notwithstanding the foregoing, in no event shall the Company or any Related Party be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources.

Section 11.14 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

CYTEC INDUSTRIES INC.

By:	/s/ Shane Fleming
	Name:	Shane Fleming
	Title:	Chairman, President and Chief Executive Officer

SOLVAY SA

By:	/s/ Jean-Pierre Clamadieu
	Name:	Jean-Pierre Clamadieu
	Title:	Chairman of the Executive Committee and CEO

TULIP ACQUISITION INC.

By:	/s/ Roger Kearns
	Name:	Roger Kearns
	Title:	President